03045178

Deutsche Bank

November 11, 2003

Paul Martin
Vice President
Corporate Trust and Agency Services
Global Equity Services / Depositary Receipts
60 Wall Street - 25th Floor
New York, NY 10005

Direct Tel: 212 602 1044
Direct Fax: 212 797 0327
E-mail: paul.martin@db.com

Securities and Exchange Commission
International Corporate Finance Department
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RECEIVED
DEC 05 2003

Re: Brazil Realty SA - Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

This letter and the attached documentation, as provided by Brazil Realty SA, are being furnished to the Securities and Exchange Commission (the "SEC") in connection with the current exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act") afforded by Rule 12g3-2(b) thereunder afforded to Brazil Realty. The SEC file number relating to such exemption is 82-4454.

Please confirm to the undersigned that the enclosed materials have been received in good order and that such materials are sufficient to satisfy the requirements contemplated under Section 12 (g). I have attached a SASE for this purpose.

Thank you.

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

Sincerely,

Paul Martin
Vice President
Deutsche Bank Trust Company Americas
As Depositary

Attached:

- Report of Independent Accountants on the Limited Review of Quarterly Information
- Minutes From the General Meeting, Oct. 27, 2003 and the Board of Dir, Oct. 8, 2003

BRAZIL REALTY

BRAZIL REALTY SA
EMPREENDIMENTOS E PARTICIPAÇÕES

AV. DR. CARDOSO DE MELLO, 1955 15º ANDAR
04548-005 SÃO PAULO SP BRASIL
TELEFONE (11) 3040 2130 / FAX (11) 3040 2161
www.brazilrealty.com.br

FAX

FROM: Lúcio Sareta

Fone Number: 55 11 4502-3183

TO: Mr. Paul Martin

Fax Number: 002 11 212-797-0327

REF.:

- "ATA DA ASSEMBLÉIA GERAL EXTRAORDINÁRIA DE 27/10/03" (Minutes of the General Meeting held 27 October 2003);
- "ATA DA REUNIÀO DA DIRETORIA DE 08/10/03" (Minutes of the Meeting of Board of Directors held 08 Octoer 2003).

ESTHER EVA HOROVITZ
Certified Translator and Commercial Interpreter
Spanish – English – French

São Paulo Board of Trade Reg. nº. 887
Tax Roll nº. 941.141.538-53 - CCM nº. 105.227.341
I.D. nº. 35.337.471-4 SSP/SP

Rua do Ângulo, 471 conj. 101
05713-410 São Paulo, SP - Brasil
Tel.:+55(11) 3743-6389
Fax: 3501-9364
Mobile 9167-3011
horovitz@nw.com.br
esther.horovitz.traducoes@amcham.com.br

Certified Translation nº. 291 - Book nº. 08 - Pgs. 1 to 3 .-
The undersigned, Certified Translator, declares that the following is a true and exact translation of the attached document, identified as **"Ata da Assembléia Geral Extraordinária Realizada em 27 de Outubro de 2003 "**, *written in the* **Portuguese** *language:*

BRAZIL REALTY S/A EMPREENDIMENTOS E PARTICIPAÇÕES Open Capital Company - Tax Roll nr. 73.178.600/0001-18 - São Paulo Board of Trade Register nr. 35.300.137.728.---

Minutes of the General Meeting held 27 October 2003.--

Date, Time and Place: the meeting was held on 27 October 2003, at 08:30 am, at the Company Head Offices, Dr. Cardoso de Melo Avenue, nr. 1955, 15th. Floor, in this Capital City of São Paulo - SP.--

Attendance: shareholders representing over two-thirds of the voting stock, as per records and signatures registered in the Company Shareholders Attendance Book.-------------------------------

Composition of the Board: Chairman - Mr. Elie Horn, Chairman of the Board of Directors; Secretary - Mr. Rafael Novellino, member of the Board of Directors.-----------------------------

Publications: Public Notice published in the State of São Paulo Official Gazette and in the newspaper "Folha de São Paulo", the 10, 11 and 14 October 2003.------------------------------------

ESTHER EVA HOROVITZ
São Paulo Board of Trade Reg. Nr. 887 JUCESP

Agenda: To discuss (i) the change of address the Company's head-offices, which will move to Eng°. Roberto Zuccolo Avenue, nr. 555 - part of Suite 94 - CEP 05307-190, in this Capital city; (ii) to change the 2nd. Article of the Articles of Association, in order to reflect the head-offices address change.-----------------------------------

Resolutions: The following decisions were unanimously approved, and the legally disqualified abstained from voting: -------------

(i) to change the address of the Company's head-offices, which will move to Eng°. Roberto Zuccolo Avenue, nr. 555 - part of Suite 94 - São Paulo - SP, CEP 05307-190.---------------------------------

(ii) to alter the 2nd. Article of the Articles of Association, in order to reflect the change of the head-offices address; the above referred Article is in force, as of this date, with the following wording: **2nd. Article**: The Company has its head-offices and forum in the Capital city of the State of São Paulo, at Roberto Zuccolo Avenue nr. 555 - part of Suite 94 - CEP 05307-190, and it may have branches, offices, agents and warehouses in every region of Brazil, or abroad, by a resolution of the Board of Directors.-------

Closure: As there were no more subjects to be

discussed, and none of the participants to the meeting wanted to manifest himself on further subjects, the meeting was closed and suspended for the time necessary to draw up these Minutes, which were read, approved and signed by all the members. ------------------------------------

Shareholders: Elie Horn, Eirenor S/A, Cyrela Empreendimentos Imobiliários Ltda., George Zausner and Rafael Novellino.---

[Signatures:] Elie Horn - **Chairman of the Board.**- Rafael Novellino - **Secretary of the Board.**------- **Shareholders:** Elie Horn - Eirenor S/A -Cyrela Empreendimentos Imobiliários Ltda. -Rafael Novellino - George Zausner.---

~~~~~~~~

3

The undersigned, Certified Translator, declares that the foregoing is a true and exact translation of the attached document written in the **Portuguese** language, and of this English version she leaves a copy in her file under nr. **291, Book nr. 08.**- Fees R$ 113,22 - Rec. 362 - SÃO PAULO BOARD OF TRADE.
São Paulo, 05 November 2003.

ESTHER EVA HOROVITZ
Certified Translator
Spanish - English - French
São Paulo Board of Trade Registration. nr. 887

ESTHER EVA HOROVITZ
Tradutora Pública e Intérprete Comercial
291 Data 05/11/2003
Tel: 3743-6389 - 9167-3011
ESPANHOL-INGLÊS-FRANCÊS
Rua do Ângulo, 47 - Conj. 101
~~~~~~~~

ESTHER EVA HOROVITZ
Certified Translator and Commercial Interpreter
Spanish – English – French

São Paulo Board of Trade Reg. n°. 887
Tax Roll n°. 941.141.538-53 - CCM n°. 105.227.341
I.D. n°. 35.337.471-4 SSP/SP

Rua do Ângulo, 471 conj. 101
05713-410 São Paulo, SP - Brasil
Tel.:+55(11) 3743-6389
Fax: 3501-9364
Mobile 9167-3011
horovitz@nw.com.br
esther.horovitz.traducoes@amcham.com.br

Certified Translation n°. 292 - Book n°. 08 - Pgs. 1 to 2.-
The undersigned, Certified Translator, declares that the following is a true and exact translation of the attached document, identified as **"Ata da Reunião da Diretoria Realizada em 08 de Outubro de 2003"**, written in the **Portuguese** language:

BRAZIL REALTY S/A EMPREENDIMENTOS E PARTICIPAÇÕES Open Capital Company - Tax Roll nr. 73.178.600/0001-18 - São Paulo Board of Trade Register nr. 35.300.137.728.---

Minutes of the Meeting of the Board of Directors held 08 October 2003.----------------------------

Date, Time and Place: the meeting was held on 08 October 2003, at 02:00 pm, at the Company Head Offices, Brigadeiro Faria Lima Avenue, nr. 3400, 10th. Floor, in this Capital City of São Paulo - SP.---

Attendance: All the members of the Company's Board of Directors attended the meeting. Book.--

Composition of the Board: Chairman - Mr. Elie Horn, Chairman of the Board of Directors; Secretary - Mr. Nessim Daniel Sarfati, Secretary.--------------------------------------

Agenda: To discuss the change of address of the Company's head-offices. ---

Resolutions Taken by Unanimity: The Directors who attended the meeting approved the change of the

Company's head-offices, which will be moved from Brigadeiro Faria Lima Avenue, nr. 3.400, 10th. Floor, Cep 04538-132, São Paulo - SP, to Engº. Roberto Zuccolo Avenue, nr. 555 - part of Suite 94, Cep 05307-190, São Paulo - SP. An office will be maintained at Brigadeiro Faria Lima Avenue, nr. 3.400, 10th. Floor, Cep 04538-132, São Paulo - SP.---

Closure: As there were no further subjects to be discussed, the Chairman closed the meeting, of which these Minutes were drawn up, read, approved and signed by all the members. ---------

São Paulo, 08 October 2003.--------------------

[Signatures:] Elie Horn - **Chairman of the Board.**- Nessim Daniel Sarfati - **Secretary of the Board.**- **Directors:** Elie Horn - Nessim Daniel Sarfati - Luis Largman - Ariel Shammah. ------------------

~~~~~~~~

2

The undersigned, Certified Translator, declares that the foregoing is a true and exact translation of the attached document written in the **Portuguese** language, and of this English version she leaves a copy in her file under nr. **292, Book nr. 08.-** Fees R$ 79,20 - Rec. 362 - SÃO PAULO BOARD OF TRADE.
São Paulo, 05 November 2003.

ESTHER EVA HOROVITZ
Certified Translator
Spanish - English - French
São Paulo Board of Trade Registration. nr. 887

ESTHER EVA HOROVITZ
Tradutora Pública e Intérprete Comercial
292 Data 05 / 11 / 2003
Tel: 3743-6389 - 9167-3011
ESPANHOL-INGLES-FRANCES
Rua do Angulo, 47 - Conj. 101
~~~~~~~~

Deutsche Bank

November 11, 2003

Paul Martin
Vice President
Corporate Trust and Agency Services
Global Equity Services / Depositary Receipts
60 Wall Street - 25th Floor
New York, NY 10005

Direct Tel: 212 602 1044
Direct Fax: 212 797 0327
E-mail: paul.martin@db.com

Securities and Exchange Commission
International Corporate Finance Department
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
DEC 08 2003

Re: Brazil Realty SA - Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

This letter and the attached documentation, as provided by Brazil Realty SA, are being furnished to the Securities and Exchange Commission (the "SEC") in connection with the current exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act") afforded by Rule 12g3-2(b) thereunder afforded to Brazil Realty. The SEC file number relating to such exemption is 82-4454.

Please confirm to the undersigned that the enclosed materials have been received in good order and that such materials are sufficient to satisfy the requirements contemplated under Section 12 (g). I have attached a SASE for this purpose.

Thank you.

Sincerely,

Paul Martin
Vice President
Deutsche Bank Trust Company Americas
As Depositary

Attached:

- Report of Independent Accountants on the Limited Review of Quarterly Information
- Minutes From the General Meeting, Oct. 27, 2003 and the Board of Dir, Oct. 8, 2003

BRAZIL REALTY S.A.
EMPREENDIMENTOS E PARTICIPAÇÕES
OPEN CAPITAL COMPANY

TAX ROLL N^{r}. 73.178.600/0001-18
São Paulo Board of Trade Register N^{r}. 35.300.137.728

MINUTES OF THE EXTRAORDINARY MEETING
HELD ON June 11 2003

DATE, TIME AND PLACE: June 11 2003, at 10:00 a.m., at the Company head office, Doutor Cardoso de Melo Avenue Nr. 1955, 15th. floor, in this Capital city of the State of São Paulo.

ATTENDANCE: Shareholders representing more than two thirds of the voting capital stock, as per the records and signatures registered in the Company Shareholders Attendance Book.

COMPOSITION OF THE BOARD: Chairman - Mr. Elie Horn; Secretary - Mr. Daniel Novellino.

PUBLICATIONS: Public Notice published in the State of São Paulo Official Gazette and in the "Folha de São Paulo" on May 27, 28 and 29.

AGENDA: To consider the requests for resignation submitted by the members of the Board of Directors of the Company, Messrs. Rafael Novellino and George Zausner, and their respective substitution.

RESOLUTIONS BY UNANIMITY: After the discussion on the requests for resignation submitted by the members of the Board of Directors, Messrs. Rafael Novellino and George Zausner, these decided to withdraw their request for resignation, remaining in their position until the end of the respective terms of office.

The shareholders who attended the meeting agreed to maintain the members of the Board of Directors in their position, and the Board of Directors of the Company remained in its present composition. Additionally, in view of the shares cancellation decided on the Meeting of the Boards of Directors held on 20 December 2002, the shareholders decided to authorize the consolidation of the Company Articles of Incorporation, in the form of the Schedule to these Minutes, without any new amendment.

CLOSURE: As there were no other matters to be examined, and nobody wanted to address the meeting about any other subject, the meeting was closed and suspended for the necessary time to draw up these Minutes, which were read and signed by all.

SHAREHOLDERS: Elie Horn, Eirenor S/A, Cyrela Empreendimentos Imobiliários Ltda., George Zausner and Rafael Novellino.

(signed)

Elie Horn – Chairman
Rafael Novellino – Secretary
Elie Horn
Eirenor S/A
Cyrela Empreendimentos Imobiliários Ltda.
George Zausner
Rafael Novellino

Schedule to the Minutes of the

Extraordinary Meeting of Brazil Realty S.A. Empreendimentos e Participações

held on June 11 2003

CONSOLIDATION OF THE ARTICLES OF INCORPORATION

CHAPTER I

COMPANY NAME, HEAD OFFICE, JURISDICTION, DURATION AND SCOPE

ART.1. **BRAZIL REALTY S.A. EMPREENDIMENTOS E PARTICIPAÇÕES** is a joint Capital Stock company that will be ruled by the following articles of incorporation, and by the applicable legal provisions.

ART.2 The Company has head office and jurisdiction in the Capital city of the State of São Paulo, at Cardoso de Melo Avenue Nr. 1955, 15th. floor, CEP (Postal Code) 04548-005, Vila Olímpia, and it may have branch offices, offices, representatives and warehouses in any location of Brazil or abroad, by resolution of the Board of Directors.

ART.3. The Company has indeterminate duration term; it was founded on December 1 1993, and its Articles of Association were filed at the São Paulo Board of Trade, in session held on 9 December 1993.

ART.4. The Company's corporate object is the incorporation, purchase and sale of real estate, ready or to be built, residential and commercial, plots of land and ideal fractions, rental and administration of real estate, construction of real estate and consulting services in matters concerning the real estate market.

ART.5. The Company may acquire share ownership and the control on other companies and participate in associations with other companies, and is authorized to enter into shareholders agreements in order to fulfil or complement its corporate object.

CHAPTER II

CAPITAL STOCK AND SHARES

ART.6. The Capital Stock is R$ 163,566,075.15 (one hundred and sixty-three million five hundred and sixty-six thousand seventy-five reais and fifteen cents), divided in 79,780,800 (seventy-nine million seven hundred and eighty thousand and eight hundred) of which 38,500,000.00 (thirty-eight million five hundred) are common shares and 41,280,800 (forty-one million two hundred and eighty thousand eight hundred) are preferred shares, all nominative, without nominal value.

ART.7. The Company is authorized to collect the costs concerning the property transfer of the shares directly from the acquirer of the transferred share, observing the maximum limits determined by the applicable laws.

ART.8. The Company is authorized to increase, regardless of the Ordinary Meeting resolution and of the amendments to the articles of incorporation, the Capital Stock to up to 54,497,200(fifty-seven million, four hundred ninety-seven and two hundred) more shares, totalling 140,000,000 (one hundred and forty million) shares, and the Board of Directors is in charge of determining the number and the species or class of the shares to be issued, to be distributed in Brazil or abroad, in the public or private form, their price and other conditions concerning subscription and payment of the shares, and it will also determine the exercise of the right of preference, in accordance with the law and the articles of incorporation.

> **Sole Paragraph.** The Board of Directors must decide on the surplus of the shares that are not subscribed in the capital increase, during the term of the exercise of the right of preference and it will determine, before the aforementioned shares are sold in the Capital Stock Exchange, in benefit of the Company, the pro rata apportionment, in the proportion of the subscribed values, among the shareholders who manifested, in the bulletin or subscription list, their interest to subscribe the eventual surplus.

ART.9 The Capital increase may be done by issuing one or more species and classes of shares, without the need to maintain proportion to the other existing shares species and classes.

CHAPTER III
SHARES

ART.10 The shares of the Company are divided in common and preferred shares.

ART.11 The common shares grant to their holders the right to vote in the Shareholders Meetings decisions. The preferred shares of the Company will not have the right to vote and may not be converted into common shares, and they will have the following advantages:

(i) the right to receive dividends 10% (ten per cent) higher than those attributed to the common shares; and

(ii) the priority of capital reimbursement, in the event of the Company's liquidation.

ART.12. By a resolution of the Board of Directors, within the limits of the authorized Capital Stock, or by a resolution of the Ordinary Meeting, when aforesaid limits are exceeded, in addition to those provided in article 11 above, preferred shares of another class, or redeemable shares may be issued, in accordance with the pertinent legal provisions.

Sole Paragraph. Within the limit of the authorized Capital Stock, the Board of Directors may also decide to issue subscription bonuses for sale or attribution, as an additional advantage for Capital Stock subscribers or of debentures issued by the Company, observing the provisions of the law and of the articles of incorporation.

ART.13 The shares into which the subscribed and paid Capital Stock is divided may be grouped or divided, by a resolution of the Board of Directors.

ART.14 If the subscription of new shares increases the capital, the shareholders will have the right of preference for subscription, in accordance with Law Nr. 6.404/76.

First Paragraph. The Board of Directors may exclude the right of preference of the shareholders in capital increases, by means of the subscription of shares, debentures or beneficiaries that may be converted into shares and subscription bonuses, within the limit of the authorized Capital Stock, and whose placement will be done by sale in the Capital Stock Exchange, public subscription or exchange with shares, in public offer for control acquisition, in accordance with article 172 of Law Nr. 6.404/76.

Second Paragraph. In the event foreseen in the *caput* of this article, the term for the exercise of the right of preference will be determined, by the Board of Directors, in a minimum of 30 (thirty) days, counted as from the date of publication of the public notice in the Official Gazette and in another large circulation newspaper.

ART.15. The Company may grant the option to purchase shares to their managers, employees or natural persons who render services to the Company or to another company under their control, in accordance to the Board of Directors resolution, and observing the plan approved by the Ordinary Meeting, the articles of incorporation and the applicable law, and the right to preference does not apply to shareholders.

ART.16 The Company may, if the Board of Directors so decides, grant their managers, employees or natural persons who render services to the Company, or to another company under its control, the option acquire their own shares, as per decision of the board of Directors, observing the plan approved by the Ordinary Meeting, the provisions of the articles of incorporation and the applicable legal rules, and the right of preference does not apply to the shareholders.

CHAPTER IV
ADMINISTRATION

ART.17 The Company will be administered by a Board of Directors and by a Management, whose members are natural persons; the members of the Board of Directors of the Company must be shareholders and the Counsellors must reside in Brazil and may, or not, be shareholders.

ART.18. The Counsellors will be elected yearly by the Ordinary Meeting and the Directors, by the Board of Directors, both positions having a three years term of duration, and re-election is possible.

ART.19. The terms of office of the Counsellors and Directors will extend until the installation of the new elected administrators.

ART.20 The Counsellors and the Directors will be installed in their respective positions by signature of the installation record in the Board of Directors Meetings Minutes Book, or in the Management Meetings Minutes Book.

ART.21. The Counsellors and the Directors will have monthly remuneration, to be determined yearly by the Ordinary Meeting, globally or individually.

CHAPTER V
BOARD OF DIRECTORS

ART.22. The Board of Directors will be composed of a maximum of 12 (twelve) members, one among them appointed Chairman, one appointed Vice-president and the others, called Counsellors.

> **Sole Paragraph.** The composition of the Board of Directors may be renewed yearly, by a maximum of one third of its members.

ART.23. The Ordinary Meeting that decides on the election of the members of the Board of Directors must appoint, among the elected, the Chairman of the Council, who will be in charge of electing the Vice-president.

ART. 24. In temporary impediments or vacancy of the position, the Chairman will be substituted, until the first Ordinary Meeting, by the Vice-president, or by the Counsellor who has remained in the term of office of member of the Board of Directors for the longest period of time.

ART.25. If the majority of the positions of the Board of Directors is vacant, an Ordinary Meeting must be called, to elect the substitutes.

ART.26. In addition to its legal attributions, and to those contained in the articles of incorporation, the Board of Directors must:

- **a)** establish the general guidelines for the Company business;
- **b)** approve the annual planning for the Company, defining the scopes and programs for each area of activity;
- **c)** elect and remove from office the Directors, and inspect their administration;
- **d)** approve the Company Internal Regulation, which must regulate the administrative and functional structure;
- **e)** grant leave of absence to its members and to those of the Management;
- **f)** decide on the creation or extinction of branch offices, agencies, subsidiaries or controlled companies, annexes or departments of the Company in Brazil.
- **g)** decide on the acquisition, sale, increase or reduction of participation in controlled or associated companies, in Brazil and abroad;
- **h)** decide on the acquisition and control of other companies, as well as authorize the associations and signing of shareholders' agreements;
- **i)** decide on the issuance of shares or other securities, including the exclusion of the right to preference, within the limits of the authorized Capital Stock, and observing the provisions of the articles of incorporation;

j) decide on the acquisition of shares of the Company itself, to be maintained in treasury and/or subsequent cancellation or sale;

k) decide on grouping the shares in which the subscribed and paid Capital Capital Stock is divided;

l) call the Ordinary and Extraordinary Meetings;

m) manifest itself about the Management Report and the Management accounts;

n) decide, *ad referendum* of the Ordinary Meeting, the dividends to be paid to the shareholders, including the intermediary, which will be charged to the accumulated profit account, or to the existing profit reserves account;

o) decide on the investments of the company funds, when required;

p) elect and remove from office independent auditors;

q) previously approve agreements that create obligations for the Company, in amounts that exceed R$ 10,000,000.00 (ten million reais) with adjustment for currency devaluation by the IGPM-FGV (General Index of Market Prices) variation published by the Getúlio Vargas Foundation as from April 1997, and provide guarantees in third parties' obligations, excluding associated and controlled companies, of any value, with express exclusion of this provision, of the agreements concerning financial investments effected by the Company;

r) previously authorize the acquisition, sale and overburden of real estate and other properties of the Company's fixed assets, whose value is in excess of R$ 10,000,000.00 (ten million reais) with adjustment for currency devaluation by the IGPM-FGV (General Index of Market Prices) variation published by the Getúlio Vargas Foundation as from April 1997;

s) decide on tenders submitted to the Company by shareholders and by companies in which said shareholders have direct or indirect stockholding, related with the real estate field of activities.

ART.27. In addition to the attributions of his position, the Chairman of the Board of Directors must:

a) co-ordinate the activities of both administrative bodies of the Company;

b) call, on behalf of the Board of Directors, the Ordinary Meeting, and preside it; and

c) call and preside the Board of Directors meetings.

ART.28. In addition to the attributions of his position, the Vice-president of the Board of Directors must:

a) substitute the Chairman in the situations of impediment, vacancy or absence, in accordance with the provisions of these articles of incorporation;

b) supervise the Directors' administration, examine at any time the Company's records and documents, request explanations on businesses, agreements and any other acts, before or after they are entered into, in order to submit these matters to the Council resolution.

ART.29. The meetings of the Board of Directors will be preceded by summons of all their components, by the Chairman, at least eight days in advance, by registered mail , and they will be installed with a minimum of half of all their members in term of office, and the decisions will be taken by majority of the votes. Regardless of the summons formalities foreseen in this article, the meetings regularly summoned will be those to which all the members of the Board of Directors are present or manifest themselves, including by telephone conference, provided that a written confirmation of the vote is sent to the Company head office on the same date when the meeting is held.

First Paragraph. The Board of Directors meetings may be held by telephone conference among their members, they will be considered as valid and therefore, will produce full effects, provided that the meetings minutes are signed by all the persons attending the meetings.

Second Paragraph. The meetings will be presided by the Chairman or by his substitute, and he will have the casting vote.

CHAPTER VI
MANAGEMENT

ART.30. The Management is composed by a maximum of 04 (four) members, one appointed Chairman-Director, one Financial Director and Director of Relations with the Market, and the others, Directors without specific designation.

ART.31. The Directors, including the Chairman, will be elected and may be removed from office at any time, by the Board of Directors, and the substitute members' term of office will last for the period of time of the substituted member's term of office remainder.

ART.32. The Management, in accordance with the Board of Directors competence and the provisions of the Company Internal Regulation, must:

- **a)** manage the Company, observing the guidelines determined by the Board of Directors;
- **b)** direct and distribute the works and tasks of the Company internal administration;
- **c)** guide and supervise the Company bookkeeping;
- **d)** prepare the Management Report, the Company financial accounts and statements to be submitted to the Board of Directors consideration, and subsequent resolution by the Ordinary Meeting; and; and
- **e)** authorize real estate sale and liens or claims on the real estate which are not for the Company's own use.

ART.33. In addition to the attributions of his position, the Chairman-Director must:

- **a)** effect general supervision of the Management competences and attributions;
- **b)** call and preside the Board of Directors meetings;
- **c)** constitute attorneys in fact, jointly with another Director, in accordance with the provisions of the Sole Paragraph of article 36 of these articles of incorporation; and

d) sign, jointly with another Director, the preferred shares certificates of the Company, that are issued in the form of record.

ART.34. In addition to the attributions of their positions, the Managers must administer and manage the Company business according to the attributions that are specifically determined by the Board of Directors.

Sole Paragraph. The Financial and Investor Relations Officer is exclusively in charge of:

a) the co-ordination, management, direction and supervision of the whole accountancy and financial area of the Company; and

b) representing the Company before the Federal Securities Commission, shareholders, investors, stock exchanges, Banco Central do Brasil and other entities related with the activities developed in the stock market.

ART.35. The meetings of the Board of Directors are preceded by the summons of all their components by the Chairman-Director, and they are held with the presence of a minimum of 2 (two) Directors, and the decisions are taken by the majority of the persons attending the meetings, and the deciding vote is exclusive of the Chairman.

ART.36. In every act that involves obligations or responsibilities, the Company is represented by:

a) the Chairman-Director, jointly with another Director;

b) two Directors and one attorney-in-fact, acting together;

c) one Director, acting together with two attorneys-in-fact;

d) three attorneys-in-fact, acting together;

e) one attorney-in-fact acting by himself, in judicial power of attorney, including for personal witnessing; and

f) one attorney-in-fact, acting by himself, in accordance with the First Paragraph of this article.

First Paragraph. To grant the powers of attorney-in-fact referred to by letters "c", "d", "e" and "f", as well as the Second Paragraph of this article, the Company must necessarily be represented by the Chairman-Director, acting together with any Director, and the instrument must specify the acts or operations that may be practised and their duration term which, in judicial powers of attorney, may be indeterminate.

Second Paragraph. To sign checks or contracts, the Company representation will obey to the following rule:

a) for obligations that require the signature of checks of up to R$ 4,000.00 (four thousand reais), the Company will deem itself represented by 2 (two) signatures, being of 2 (two) Directors together, of 1 (one) Director with 1 (one) attorney-in-fact, or of 2 (two) attorneys-in-fact together;

b) when the obligations require the signature of checks and/or agreements of up to R$ 200,000.00 (two hundred thousand reais), the Company will deem itself represented by 3 (three) signatures, being such signatures of 3 (three) Directors together, or of 2 (two) Directors together with 1 (one) attorney-in-fact, or of 3 (three) attorneys acting together;

c) in the obligations that require the signature of checks and/or agreements in amounts in excess of R$ 200,000.00 (two hundred thousand reais), the Company must be represented by 4 (four) signatures, being of 4 (four) Directors together, or of 3 (three) Directors with 1 (one) attorney-in-fact, or of 2 (two) Directors together with 2 (two) attorneys-in-fact, or of 1 (one) Director together with 3 (three) attorneys-in-fact, and;

d) the Company will deem itself represented by the signature of the Chairman-Director together with another director, for checks and/or agreements of any value whatsoever.

ART.37. To be valid, the sale of shares or quotas that represent the Capital Stock of a controlled or associated company and of the respective rights and the other deeds foreseen in paragraphs "g" and "h" of article 26, as well as those in

excess of the limits established in paragraphs “r” and “s” of the same article depend on previous authorization by the Board of Directors.

CHAPTER VII
STATUTORY AUDIT COMMITTEE

ART.38. The Company Statutory Audit Committee consists of three effective members and three substitute members, and it will only work in the exercises for which it is installed by request of the shareholders, in accordance to the other applicable legal provisions.

CHAPTER VIII
ORDINARY MEETING

ART.39. The Ordinary Meeting will be held regularly during the four first months of every year and extraordinarily, whenever the company concerns thus require.

ART.40. The Ordinary Meeting works in accordance with the law and its work is directed by a Board presided by the Chairman of the Board of Directors, and the secretary is a shareholder chosen by the Chairman, among the attendants to the meeting.

Sole Paragraph. In the absence of the Chairman of the Board of Directors, or of his substitute, the Chairman and the Secretary of the Board will be elected by the shareholders present at the meeting.

ART.41. Each common share gives the right to one vote in the Ordinary Meeting resolutions.

CHAPTER IX
FISCAL YEAR, FINANCIAL STATEMENTS AND DIVIDENDS

ART.42. The fiscal year has one year duration, beginning on January 1st. and ending on December 31st. of every year.

ART.43. The Company distributes, in every fiscal year, as mandatory dividend, a minimum of 25% (twenty-five per cent) of the adjusted net profit, calculated in accordance with the provisions of article 202 of Law Nr. 6.404, of December 15th. 1976.

Sole Paragraph – The Company may prepare bi-annual balances or in shorter periods of time, and it may declare and distribute, by decision of the Board of Directors, dividends to be charged to the account of the profit obtained in such balances, provided that the total of the dividends paid in each semester of the fiscal year does not exceed the amount of the capital reserves provided by the 1st. Paragraph of Article 182 of Law nr. 6.404, of 15 December 1976.

ART.44. According to article 190 of Law Nr. 6.404, of 15 December 1976, the Ordinary Meeting that approves the fiscal year accounts may determine the distribution of a maximum of 10% (ten per cent) of the fiscal year results, after the adjustments provided by article 189 of Law Nr. 6.404, of 15 December 1976, to the Company Administrators, as profit sharing.

First Paragraph. Share profit and allotment to the managers may only occur in the fiscal years in which the payment of the minimum mandatory dividend provided in article 43 of these Articles of Incorporation is assured to the shareholders.

the administrators may only occur in

Second Paragraph. The Board of Directors determines the criteria of share profit allotment to the managers, in accordance with the amount established by the Ordinary Meeting.

ART.45. The Company will maintain a profit reserve called "Expansion Reserve", whose purpose will be to assure resources for financing additional investments of fixed and liquid capital, and expansion of the company activities, and it will be formed with a maximum of 100% (one hundred per cent) of the net profit that remains after the legal deductions and the deductions determined by the articles of incorporation, and the balance of this reserve may not exceed the value of the Company Capital Stock.

CHAPTER X
DISSOLUTION

ART.46. The Company will be liquidated in the cases foreseen by the law and when the dissolution is of full right, the Board of Directors must appoint the Liquidator, in accordance, regarding the Fiscal Council, with the provision contained in article 38 of these Articles of Incorporation."

(A free translation of the original in Portuguese)

Brazil Realty S.A. Empreendimentos e Participações and Subsidiary Companies

Report of Independent Accountants on the Limited Review of Quarterly Information (ITR)

June 30, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino
Caixa Postal 61005
05001-903 São Paulo, SP - Brasil
Telefone (11) 3674-2000

(A free translation of the original in Portuguese)

Report of Independent Accountants on the Limited Review of Quarterly Information

August 14, 2003

To the Board of Directors and Stockholders
Brazil Realty S.A. Empreendimentos e Participações

1 We have carried out limited reviews of the Quarterly Information (ITR) of Brazil Realty S.A. Empreendimentos e Participações for the quarters and six-month periods ended June 30 and March 31, 2003 and June 30, 2002. This information is the responsibility of Company management.

2 Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effect on the Company's financial position and operations.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Celso Luiz Malimpensa
Partner
Contador CRC 1SP159531/O-0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

Unaudited
Corporate Legislation
June 30, 2003

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

4 - State Registration Number – NIRE
35300137728

01.02 - HEAD OFFICE

1 – ADDRESS				2 - SUBURB OR DISTRICT
Av. Dr. Cardoso de Melo, 1955 – 15o. andar				Vila Olimpia
3 – POSTAL CODE	4 – MUNICIPALITY			5 - STATE
04548-005	São Paulo			SP
6 - AREA CODE	7 – TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
011	3040-2000			
11 - AREA CODE	12 – FAX	13 - FAX	14- FAX	
011	3040-2161			

15 - E-MAIL
br@brazilrealty.com.br

01.03 –INVESTOR RELATIONS OFFICER (Company mail address)

1 – NAME				
Nessim Daniel Sarfati				
2 – ADDRESS				3 - SUBURB OR DISTRICT
Av. Dr. Cardoso de Melo, 1955 – 15o. andar				Vila Olimpia
4 – POSTAL CODE	5 – MUNICIPALITY			6 - STATE
04548-005	São Paulo			SP
7 - AREA CODE	8 – TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
011	3040-2174			
12 - AREA CODE	13 – FAX	14 - FAX	15 - FAX	
011	3040-2171			

16 - E-MAIL
drinvest@brazilrealty.com.br

01.04 – GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1.1.2003	12.31.2003	2	4.1.2003	6.30.2003	1	1.1.2003	3.31.2003

9 – Independent Accountants	10 - CVM Code
PricewaterhouseCoopers Auditores Independentes	00287-9
11 – Partner Responsible Celso Luiz Malimpensa	12 – Individual Taxpayers' Registration Number of the Partner Responsible 009.637.118-81

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES (THOUSAND)	1 – CURRENT QUARTER 6/30/2003	2 - PRIOR QUARTER 3/31/2003	3 - SAME QUARTER IN PRIOR YEAR 6/30/2002
Paid-up capital			
COMMON	38,500	38,500	38,500
PREFERRED	41,284	41,281	44,003
TOTAL	79,784	79,781	82,503
Treasury stock			
COMMON	0	0	0
PREFERRED	3	0	2,722
TOTAL	3	0	2,722

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY
Commercial, Industrial and Other

2 – SITUATION
Operating

3 – NATURE OF OWNERSHIP
Private National

4 - ACTIVITY CODE
1170000 – Participation and Administration

5 - MAIN ACTIVITY
Real estate services

6 – TYPE OF CONSOLIDATION
Total

7 – TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANTS
Without Exception

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1-ITEM	2-CNPJ	3-NAME

01.08 – DISTRIBUTIONS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1- ITEM	2-EVENT	3- DATE OF APPROVAL	4- DISTRIBUTION TYPE	5- START OF PAYMENT	6-TYPE OF SHARE	7-DISTRIBUTION PER SHARE
01	Meeting of Board of Directors	4/11/2003	Dividends	5/30/2003	PN	0.1476900000
02	Meeting of Board of Directors	4/11/2003	Dividends	5/30/2003	ON	0.1342700000

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1- Item	2 – Date of alteration	3 - Capital (in thousands of reais)	4 – Amount of the alteration (in thousands of reais)	5 - Nature of alteration	7 - Number of shares issued (thousand)	8 - Share price on issue date (in reais)

01.10 - INVESTOR RELATIONS OFFICER

1 – Date	2 – Signature
8/14/2003	

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME - CNPJ	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

02.01- Balance Sheet - Assets (in thousands of reais)

1 - Code	2 - Description	3 – 6/30/2003	4 – 3/31/2003
1	Total assets	520,473	534,960
1.01	Current assets	203,847	206,482
1.01.01	Cash and banks	39,260	36,197
1.01.01.01	Bank current accounts	635	419
1.01.01.02	Financial investments	38,625	35,778
1.01.02	Receivables	51,666	58,986
1.01.02.01	Marketable securities	2,265	2,265
1.01.02.02	Taxes recoverable	9,316	15,082
1.01.02.03	Advances to third parties	21	21
1.01.02.05	Accounts receivable	33,086	33,684
1.01.02.07	Dividends receivable	3,249	3,953
1.01.02.08	Debit notes receivable	3,007	3,006
1.01.02.09	Other	722	975
1.01.03	Inventories	111,529	110,140
1.01.03.01	Properties concluded	10,038	10,038
1.01.03.02	Properties under construction	56,001	54,889
1.01.03.03	Land	45,490	45,213
1.01.04	Other	1,392	1,159
1.02	Long-term receivables	37,121	42,264
1.02.01	Sundry receivables	21,858	26,363
1.02.01.01	Accounts receivable	21,855	26,360
1.02.01.20	Other	3	3
1.02.02	Receivables from related companies	7,642	7,702
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	7,642	7,702
1.02.02.03	Other related companies	0	0
1.02.03	Other	7,621	8,199
1.02.03.01	Deferred income tax and social contribution	7,621	8,199
1.03	Permanent assets	279,505	286,214
1.03.01	Investments	260,985	267,563
1.03.01.01	Associated companies	0	11,556
1.03.01.01.01	Investments valued by the equity method	0	11,556
1.03.01.02	Subsidiary companies	260,985	256,007
1.03.01.02.01	Investments valued by the equity method	211,892	207,095
1.03.01.02.02	Participation in funds	49,093	48,912
1.03.01.03	Other investments	0	0
1.03.02	Property and equipment	18,381	18,509
1.03.02.01	Property and equipment, net	18,381	18,509
1.03.03	Deferred charges	139	142
1.03.03.01	Net pre-operating expenses	139	142

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

Unaudited
Corporate Legislation
June 30, 2003

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (in thousands of reais)

1 - Code	2 – Description	3 – 6/30/2003	4 - 3/31/2003
2	Total liabilities and stockholders' equity	520,473	534,960
2.01	Current liabilities	154,923	153,755
2.01.01	Loans and financing	29,156	25,233
2.01.02	Debentures	0	0
2.01.03	Suppliers	2,941	2,839
2.01.04	Taxes, charges and contributions	2,189	2,261
2.01.05	Dividends payable	0	11,267
2.01.06	Provisions	8,211	9,015
2.01.06.01	Estimated costs to complete projects	8,059	8,839
2.01.06.02	Provision for 13th month salary and vacation pay	152	176
2.01.07	Payables to related companies	106,996	97,741
2.01.07.01	Loans - associated and subsidiary companies	44,748	37,636
2.01.07.02	Current accounts with development partners	62,248	60,105
2.01.08	Other	5,430	5,399
2.01.08.02	Other payables	5,430	5,399
2.02	Long-term liabilities	75,366	94,640
2.02.01	Loans and financing	57,856	67,532
2.02.01.04	Foreign loans and financing	57,856	67,532
2.02.02	Debentures	0	0
2.02.03	Provisions	16,457	26,055
2.02.03.03	Estimated costs to complete projects	1,828	3,836
2.02.03.04	Provision for tax contingencies	7,008	14,020
2.02.03.05	Deferred income tax and social contribution	7,621	8,199
2.02.04	Payables to related companies	0	0
2.02.05	Other	1,053	1,053
2.03	Deferred income	3,046	1,442
2.03.01	Deferred results on sales of properties	3,046	1,442
2.05	Stockholders' equity	287,138	285,123
2.05.01	Paid-up capital	163,566	163,566
2.05.02	Capital reserves	(11)	0
2.05.02.01	Treasury shares	(11)	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	108,272	108,272
2.05.04.01	Legal	10,951	10,951
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained profits	0	0
2.05.04.06	Special reserve for dividends not distributed	0	0
2.05.04.07	Other revenue reserves	97,321	97,321
2.05.04.07.01	Profits retention	97,321	97,321
2.05.05	Retained earnings	15,311	13,285

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number – CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

03.01- Statement of Income (in thousands of reais)

1 – Code	2 – Description	3 - 4.1.2003 to 6.30.2003	4 - 1.1.2003 to 6.30.2003	5 - 4.1.2002 to 6.30.2002	6 - 1.1.2002 to 6.30.2002
3.01	Gross sales and/or services	6,522	19,808	19,756	38,872
3.01.01	Development	5,375	16,743	17,860	35,015
3.01.02	Resale of properties	0	7	0	0
3.01.03	Rent of properties	1,145	3,056	1,896	3,857
3.01.04	Services rendered	0	0	0	0
3.01.05	Right of use	2	2	0	0
3.02	Deductions from gross sales and services	(504)	(1,155)	954	(897)
3.03	Net sales and/or services	6,018	18,653	20,710	37,975
3.04	Cost of sales and/or services	(5,881)	(11,100)	(12,686)	(24,717)
3.04.01	Properties sold	(5,678)	(10,784)	(12,583)	(24,356)
3.04.02	Properties resold	0	0	0	0
3.04.03	Rented properties	(203)	(316)	(103)	(361)
3.05	Gross profit	137	7,553	8,024	13,258
3.06	Operating (expenses) income	1,889	7,758	(2,158)	3,706
3.06.01	Selling	(2,665)	(4,500)	(2,452)	(5,093)
3.06.02	General and administrative	(3,201)	(5,620)	(4,876)	(6,637)
3.06.02.01	General and administrative	(3,132)	(5,516)	(4,845)	(6,484)
2.06.02.02	Management fees	(69)	(104)	(31)	(153)
3.06.03	Financial	8,022	10,801	(11,195)	(12,442)
3.06.03.01	Financial income	10,435	16,740	955	2,430
3.06.03.02	Financial expenses	(2,413)	(5,939)	(12,150)	(14,872)
3.06.04	Other operating income	888	1,767	1,176	1,735
3.06.05	Other operating expenses	0	0	(11)	0
3.06.06	Equity in the results of subsidiary and associated companies	(1,155)	5,310	15,200	26,143
3.07	Operating profit	2,026	15,311	5,866	16,964
3.08	Non-operating results	0	0	0	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number – CNPJ
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

03.01- Statement of Income (in thousands of reais)

1 – Code	2 – Description	3 - 4.1.2003 to 6.30.2003	4 - 1.1.2003 to 6.30.2003	5 - 4.1.2002 to 6.30.2002	6 - 1.1.2002 to 6.30.2002
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxation/profit sharing	2,026	15,311	5,866	16,964
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	0	0	799	626
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	2,026	15,311	6,665	17,590
	Number of shares, excluding treasury (thousand)	79,781	79,781	79,781	79,781
	Net income per share	0.02539	0.19191	0.08354	0.22048
	Loss per share				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

1 Operations

The company and its subsidiary and associated companies are engaged in the development of residential and commercial properties, rentals of commercial properties, and holdings in other companies or in property investment funds as a shareholder or quotaholder.

2 Significant Accounting Principles and Presentation of the Financial Statements

The financial statements have been prepared in conformity with accounting practices adopted in Brazil which are derived from Brazilian corporate legislation and the rules and instructions of the Brazilian Securities Commission (CVM).

In the preparation of financial statements, it is necessary to use estimates to record certain assets, liabilities and other transactions. The financial statements therefore include various estimates related to the selection of the useful lives of property and equipment, the provisions necessary for contingent liabilities and the determination of provisions for taxes and other similar provisions. Actual results may differ from those estimated.

(a) Determination of the results of development and sale of properties and others

The costs, commercial expenses and income arising from the development and sale of properties are recognized as established by CVM/SEP/SNC Circular 05/95, as follows:

- on credit sales of a concluded unit, the result is recognized at the time a sale is effected, irrespective of the term for the receipt of the contractual amount;
- on credit sales of an unconcluded unit, the result is recognized based on the percentage of completion of each project, according to the physical measurement of the construction, multiplied by the revenue (readjusted in accordance with the sales contract conditions), the total construction cost and commercial expenses.

The other income and expenses, including advertising and publicity, are appropriated to results on the accrual basis of accounting.

(b) Current assets and long-term receivables

Financial investments are stated at cost, plus accrued earnings up to the balance sheet date.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Properties for sale are stated at cost of acquisition and construction, which do not exceed net realizable value.

The allowance for doubtful accounts receivable is recorded by subsidiary companies at amounts considered sufficient to cover estimated losses on realization.

The other assets and receivables are stated at cost or realizable amounts including, when applicable, accrued earnings and monetary variations.

(c) Permanent assets

These are stated at cost, monetarily restated up to December 31, 1995, and take into consideration the following aspects:

. Investments in subsidiary and associated companies and property investment funds are recorded under the equity method, plus unamortized goodwill.

. Depreciation of property and equipment is calculated on the straight-line basis at the annual rates listed in Note 8, which take into consideration the economic useful lives of the assets.

(d) Current and long-term liabilities

The provision for estimated costs to be incurred includes the estimates of the budgeted costs of units sold, based on reports prepared by the responsible technical area, with an initial contra entry to deferred results on sales of properties. Changes in budgeted costs are recorded as they become known and are allocated between cost of sales and deferred results on sales of properties.

The deferred results on sales of properties are represented by the net amount of unit sales, less costs of construction and land and commercial expenses inherent to the respective property developments, which are realized based on the physical progress of the construction.

The other liabilities are stated at known or estimated amounts including, when applicable, related charges and monetary or exchange variations.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(e) Income tax and social contribution on net income

Income tax and social contribution are calculated observing the criteria established by fiscal legislation. In the parent company, they are calculated at the standard rate of 15% plus a 10% surcharge for income tax and at 9% for social contribution. Certain subsidiary and associated companies with annual sales lower than R$ 48,000 in the prior year (2002), opted for the presumed profits tax system. For these companies, taxable income for income tax and social contribution purposes is calculated at the rates of 8% and 12% on gross sales, respectively.

Deferred income tax and social contribution are commented in Note 13.

(f) Consolidated financial statements

The consolidated financial statements include the financial statements of the parent company, Brazil Realty S.A. Empreendimentos e Participações, and its subsidiary and associated companies listed in Note 7. In the consolidated financial statements the intercompany current accounts, income and expenses and unrealized profits are eliminated, as well as the investments. Minority interest is disclosed separately. For participations in property investment funds and jointly-controlled companies, in which the parent company has a 50% or lower holding, the financial statements are consolidated proportionally.

3 Cash and Banks

					Thousands of US$	
	Parent company		Consolidated		Consolidated	
	06/2003	03/2003	06/2003	03/2003	06/2003	03/2003
Cash and banks						
Local currency	634	419	1,544	592	-	-
Foreign currency	-	-	1,201	177	418	53
Investment funds – fixed income (i)						
Local currency	2,431	768	5,233	2,155	-	-
Investment funds – variable income						
Local currency	8,649	8,305	8,997	8,621	-	-
Foreign currency (v)						
Cost	-	-	1,323	2,186	461	652
(-) Provision adjustment to market value	-	-		(179)		(53)

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Parent company		Consolidated		Thousands of US$ Consolidated	
	06/2003	03/2003	06/2003	03/2003	06/2003	03/2003
Bank Deposit Certificates						
Local currency (ii)	27,546	26,705	33,297	36,037	-	-
Foreign currency (iii)	-	-	58,561	66,808	20.390	19.924
Public Debt Securities (iv)						
Foreign currency						
Cost	-	-	9,800	11,880	3.412	3.543
(-) Provision adjustment to market value	-	-		(7)		(2)
	39,260	36,197	119,956	128,270	24.681	24.117

(i) Average monthly rates between 80% and 100% of CDI
(ii) Average monthly rates between 95% and 100% of CDI
(iii) Rate of 9.55% per annum, with semi-annual payment of interest
(iv) Average rates between 5% and 11% per annum on face value, with semi-annual payment of interest
(v) Includes 288,000 shares of the Company held by the subsidiary company Brazil Realty Serviços e Investimentos Ltd., presented at acquisition cost, in the amount of R$ 605.

4 Marketable Securities

Represented by 2,985,629 quotas (8.12% ownership) in Fundo Financial Center de Investimento Imobiliário.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

5 Accounts Receivable

	Parent company		Consolidated	
	06/2003	03/2003	06/2003	03/2003
Current				
Development	32,140	32,334	68,578	75,963
Rentals	815	1,234	2,688	3,116
Assignment of use	-	1	61	248
Resale of properties	131	115	1,078	1,457
Admistrative services			69	126
Allowance for doubtful accounts	-	-	(259)	(290)
	33,086	33,684	72,215	80,620
Long term				
Development	21,855	26,360	76,500	80,443

Receivables from sales of developments are mostly restated by the National Civil Construction Index (INCC) up to completion (keys delivery) and afterwards by the General Market Price Index (IGP-M).

6 Properties for Sale

This account represents the costs of units not yet sold and land for future developments, as follows:

	Parent company		Consolidated	
	06/2003	03/2003	06/2003	03/2003
Properties under construction	56,001	54,889	79,928	78,612
Properties concluded	10,038	10,038	13,058	10,258
Land	45,490	45,213	99,120	88,085
	111,529	110,140	192,106	176,955

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

7 Investments

The changes and main information on investments are summarized below:

	Holding %		Stockholders' equity		Net income (loss) for the period	
Information on investees	**06/2003**	**03/2003**	**06/2003**	**03/2003**	**06/2003**	**03/2003**
Property investment funds (*)						
Centro Têxtil Internacional	48.55	48.55	44,046	43,883	(580)	(743)
ABC Plaza Shopping	19.90	19.90	55,103	54,081	7,303	3,532
Basílio Machado Investimento Imobiliário	50.00	50.00	13,438	13,716	1,372	630
JK de Investimento Imobiliário	33.24	33.24	25,070	25,062	1,653	697
Subsidiary companies						
Option de Investimentos Imobiliários Ltda.	99.99	69.42	2,518	3,148	(56)	(54)
Millennium de Investimentos Imobiliários Ltda.	99.99	99.99	29,893	28,937	1,732	(538)
Century de Investimentos Imobiliários Ltda.	99.99	99.99	5,988	1,370	(55)	(52)
BRC Serviços S/C Ltda.	99.99	99.99	769	592	292	115
Brazil Realty Serviços e Investimentos Ltd.	99.99	99.99	67,733	76,996	5,659	4,523
Brazil Realty Administração e Locação Ltda.	99.99	99.99	32,023	32,407	294	141
ABC Realty de Investimento Imobiliário Ltda.	95.00	95.00	8,732	6,983	2,316	880
Tal Empreendimentos Imobiliários Ltda.	75.00	75.00	4,923	7,821	47	405
Tal de Investimento Imobiliário Ltda.	75.00	75.00	7,240	7,456	497	278
Cybra de Investimento Imobiliário Ltda.	75.00	75.00	21,452	24,777	(202)	783
Capital Realty de Invest. Imobiliário Ltda.	99.99	99.99	3,986	2,313	1,823	284
Cyrela Bracy de Invest.Imobiliários Ltda.	56.25	56.25	(87)	3,662	(1,020)	(770)
Expand de Investimentos Imobiliários Ltda.	51.05	51.05	3,432	2,756	(70)	(57)
Pintassilgo de Investimentos Imobiliários Ltda.	-	99.99	-	1,892	-	(51)
Artimóveis de Investimentos Imobiliários Ltda.	-	99.99	-	1,805	-	(52)
Jointly-owned subsidiary companies (*)						
Fifty de Investimento Imobiliário Ltda.	50.00	50.00	4,508	2,618	8,174	4,365
Country Investimentos Imobiliários Ltda.	50.00	50.00	21,952	21,446	2,044	1,079
Cyrela Dinâmica de Invest.Imobiliário Ltda.	50.00	50.00	4,582	5,630	(752)	(34)
Cyrela Greenwood Invest. Imobiliários Ltda	50.00	50.00	214	206	(47)	(37)
Cyrela Classic de Invest. Imobilários Ltda.	50.00	66.69	3,064	2,344	(77)	-
Cyrela Sanset de Invest. Imobiliários Ltda	50.00	50.00	44	29	(3)	(1)
Cyrela Greenfield de Invest. Imobiliários Ltda	50.00	-	818	-	(42)	-

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Holding %		Stockholders' equity		Net income (loss) for the period	
Cyrela Vermont de Invest. Imobiliários Ltda	50.00	-	302	-	(164)	-
Cyrela White River de Invest. Imob. Ltda.	50.00	50.00	1,228	979	(100)	(5)
BRX Administração de Shopping Centers	49.99	49.99	208	488	(161)	178
Cyset de Investimentos Imobiliários Ltda	36.99	36.99	6,248	5,466	2,015	1,515
ABC II Empreendimento Imobiliário Ltda.	34.00	34.00	3,176	3,518	227	278
BAC2 Empreendimentos Imobiliários Ltda.	32.50	32.50	437	4	(63)	(32)
Forest Hill Investimentos Imobiliários Ltda.	25.00	25.00	39,772	33,433	11,931	4,733
Cyrela Gafisa SPE Ltda.	25.00	25.00	2,268	4,696	(119)	(174)
Agra Cyrela SPE Ltda.	25.00	25.00	80	1	(26)	(26)

* Proportional consolidation

Changes in investments	Balance At March 31, 2003	Subscription (reduction of capital	Dividends	Equity in the results and valuation of quotas	Other	Balance At June 30, 2003
Property investment funds (*)						
Centro Têxtil Internacional	21,307	-	-	78	-	21,385
ABC Plaza Shopping	10,762	-	(547)	751	-	10,966
Basílio Machado de Inv. Imobiliário	6,858	-	(375)	371	-	6,854
JK de Investimento Imobiliário	8,330	-	(286)	317	-	8,361
Goodwill on the acquisition - (a)	1,655	-	-	-	(128)	1,527
	48,912	-	(1,208)	1,517	(128)	49,093
Subsidiary companies						
Option de Investimentos Imobiliários Ltda.	2,185	284	-	(2)	51	2,518
Millennium de Inv. Imobiliários Ltda.	28,937	-	(1,314)	2,270	-	29,893
Century de Investimentos Imobiliários Ltda.	1,370	249	-	(3)	4,372 (c)	5,988
BRC Serviços S/C Ltda.	592	-	-	177	-	769
Brazil Realty Serviços e Investimentos Ltd.	76,996	-	-	(9,263) (b)	-	67,733
Brazil Realty Administração e Locação Ltda.	32,407	-	(487)	154	(51)	32,023
ABC Realty de Inv. Imobiliário Ltda.	6,634	580	(356)	1,437	-	8,295
Tal Empreendimentos Imobiliários Ltda.	5,866	97	(1,102)	(269)	(900)	3,692
Tal de Investimento Imobiliário Ltda.	5,592	19	(345)	164	-	5,430
Cybra de Investimento Imobiliário Ltda.	18,583	488	(994)	(738)	-	17,339
Capital Realty de Invest. Imobiliário Ltda.	2,313	133	-	1,539	1	3,986
Cyrela Bracy de Invest.Imobiliários Ltda.	2,060	-	(1,848)	(140)	(121)	(49)
Expand de Investimentos Imobiliários Ltda.	1,407	309	-	(13)	49	1,752
Pintassilgo de Inv. Imobiliários Ltda.	1,892	-	-	-	(1,892) (c)	-
Artimóveis de Inv. Imobiliários Ltda.	1,805	-	-	-	(1,805) (c)	-
	188,639	2,159	(6,446)	(4,687)	(296)	179,369

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Changes in investments	Balance At March 31, 2003	Subscription (reduction of capital	Dividends	Equity in the results and valuation of quotas	Other	Balance At June 30, 2003
Jointly-owned subsidiary companies (*)						
Fifty de Investimento Imobiliário Ltda	1,309	-	(960)	1,905	-	2,254
Country de Inv. Imobiliários Ltda	10,723	90	(320)	483	-	10,976
Cyrela Dinâmica de Inv. Imobiliario Ltda	2,815	295	(50)	(359)	(410)	2,291
Cyrela Greenwood Inv. Imobilarios Ltda	103	9	-	(5)	-	107
Cyrela Classic de Inv. Imob. Ltda.	1,563	32	-	(37)	(26)	1,532
Cyrela Sanset de Inv. Imobiliário Ltda.	14	10	-	(1)	(1)	22
Cyrela Greenfield de Inv. Imob. Ltda.	-	451	-	(42)		409
Cyrela Vermont de Inv. Imob. Ltda.	-	315	-	(164)	-	151
Cyrela White River de Inv. Imob. Ltda.	489	90	-	(48)	83	614
BRX Adm. de Shopping Centers	244	54	(25)	(169)	-	104
Cyset de Inv. Imobiliários Ltda	2,022	105	-	185	(1)	2,311
ABC II de Empr. Imobiliário Ltda	1,196	-	(80)	(18)	(18)	1,080
BAC2 Empreend. Imobiliários Ltda.	2	150	-	(10)	-	142
Forest Hill de Inv. Imobiliários Ltda	8,358	-	-	1,799	(214)	9,943
Cyrela Gafisa SPE Ltda.	1,174	(875)	-	13	255	567
Agra Cyrela SPE Ltda	-	20	-	-	-	20
	30,012	746	(1,435)	3,532	(332)	32,523
	218,651	2,905	(7,881)	(1,155)	(628)	211,892
	267,563	2,905	(9,089)	362	(756)	260,985

(a) The goodwill balances on investments in Fundo ABC Plaza and Fundo Basilio Machado are amortized over ten years or upon sale of the investment.

(b) Includes exchange variation.

(c) The quotaholders meeting held on June 10, 2003, approved the merger of the companies Pintasilgo de Investimentos Imobiliários Ltda. and Artimóveis de Investimentos Imobiliários Ltda. into the company Century de Investimentos Imobiliários Ltda.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Dividends Receivable

	Parent company	
	06/2003	03/2003
Fundo ABC Plaza	351	640
Fundo JK	91	54
Brazil Realty Serviços e Investimentos Ltd. (US$ 972)	2,792	3,259
Fundo Brasílio Machado	15	-
	3,249	3,953

The translation of the financial statements of the subsidiary Brazil Realty Serviços e Investimentos Ltd (headquartered in Bahamas), from U.S. dollars into Reais was carried out using the current rate method, in which all amounts of the financial statements are translated into reais at the exchange rate of R$ 2.8720 effective on June 30, 2003 (March 31, 2003 R$ 3.3531).

8 Property and Equipment

	Parent company		Consolidated		Annual depreciation
	06/2003	03/2003	06/2003	03/2003	-rate %
Land	5,315	5,315	17,227	17,227	
Buildings	13,864	13,864	57,144	57,116	1.27 to 2.5
Machinery and equipment	144	116	144	116	10
Furniture and fixtures	235	233	246	244	10
Telephone lines	196	196	196	196	
Computers	945	868	954	875	20
Construction in progress			1,760	1,760	
Other	336	336	487	486	
	21,035	20,928	78,158	78,020	
Accumulated depreciation	(2,654)	(2,419)	(8,360)	(7,903)	
	18,381	18,509	69,798	70,117	

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The annual depreciation rates of buildings reflect the remaining estimated useful lives as revised by an independent appraiser in 1997.

9 Loans and Financing

	Parent company		Consolidated	
	06/2003	03/2003	06/2003	03/2003
Fixed rate notes - US$ 20,145 thousand	57,856	67,532	57,856	67,532
Financing – local currency	26,588	23,951	26,604	23,967
Interest payable	2,568	1,282	2,568	1,282
	87,012	92,765	87,028	92,781
Current liabilities	(29,156)	(25,233)	(29,156)	(25,233)
Long-term liabilities	57,856	67,532	57,872	67,548

Fixed rate notes (debt securities) - in July 1997 the parent company obtained US$ 75,000 thousand, and in 1998 and 1999 repurchased and cancelled US$ 54,855 thousand. The notes mature in July 2005, with half-yearly interest of 10.05% per annum. This issue has certain restrictive covenants concerning company indebtedness, guarantees, transfers of assets, leaseback transactions, transactions with affiliates, mergers, incorporations and others. All details of the public offering are described in the public offering prospectus dated July 16, 1997.

The financing in local currency is subject to interest of 11% per annum plus the Referential Interest Rate (TR) variation, maturing in November and December 2003. Receivables from developments were offered in guarantee of this financing.

(All amounts in thousands of reais unless otherwise indicated)

10 Related Companies

The balances shown in the financial statements are as follows:

(a) Loans

	Parent company				Consolidated	
	Assets		Liabilities		Assets	Liabilities
	06/2003	03/2003	06/2003	03/2003	06/2003	06/2003
Fifty de Investimento Imobiliário Ltda. (i)	5,053	5,053			2,523	
Cybra de Investimento Imobiliário Ltda. (i)	148	148				
BRC Serviços S/C Ltda. (i)			427	427		
Country de Investimentos Imobiliários Ltda. (i)	1941	1,941			970	
Brazil Realty Administração e Locação Ltda. (i)			15,780	15,780		
Brazil Realty Serviços e Investimentos Ltd. (ii)	360	420				
Capital Realty de Investimento Imobiliário Ltda (i)	140	140				
Millennium de Investimentos Imobiliários Ltda. (i)			28,306	21,429		
Cyrela Gafisa SPE Ltda. (i)			235			
Cyrela Empreendimentos Ltda						3,493
	7,642	7,702	44,748	37,636	3,493	3,493

(i) The parent company participates in property developments with other parties via related companies. The management structure of these companies and cash management are centralized in the parent company, which controls the development of construction and the budgets. Accordingly, the parent company assures that the funds necessary for each venture are available and allocated as planned. The sources and uses of development funds pass through the accounts maintained with related companies, which are not subject to restatement or financial charges, and there are no predetermined maturity dates.

The average term for development and completion of ventures in which the funds are applied is three years, based on projections and physical/financial schedules for each project. This way of allocating resources of the parent company makes it possible for the conditions negotiated with each party in each venture to be concentrated in specific structures which are the most appropriate to their characteristics.

(ii) Brazil Realty Serviços e Investimentos Ltd.: refers to loans without pre determined maturities, equivalent to US$ 125 thousand.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(b) Current accounts with development partners (Third parties and related companies):

These accounts also arise from the development of properties, as mentioned in item (a) of this Note. The existing balances are related to the following developments:

	Parent company		Consolidated	
	06/2003	03/2003	06/2003	03/2003
Faria Lima Square	15,312	15,114	15,312	15,114
JK 1.455	17,902	18,258	17,902	21,213
Les Jardins	6,675	6,675		
Place Vendome	1,548	2,270		
Ipiranga Premium	3,818	2,624		
Perdizes Privilege	2,495	3,047		
Perdizes Project	2,191	3,416		
Home Stay Paulistano	2,232	2,232		
Mandarim	2,150	2,150		
Flores do Campo	2,806	2,227		
Other	5,119	2,092	(4,151)	(8,215)
	62,248	60,105	29,063	28,112

Resources received, plus the participation of partners in the profitability of each development, will be settled based on individual signed agreements, in accordance with the cash flow of each venture. The average term to develop and complete is three years, always based on projects and physical/financial schedules of each construction.

(c) Construction Management and Property Management

The parent company uses the structures of other companies related to the Cyrela group for: a) Construction Management: the technical responsibility for the projects, coordination and global inspection of the construction stages, control of all the contractors and specialized labor. For those services a percentage of 10% on the costs incurred on construction is paid; b) Property Management: the strategy and feasibility of the ventures as well as management of the support units (purchase of land, marketing, IT, treasury, legal, other). For these services, agreements have been reached for the payment of percentages on sales realized (from 1% to 2%, based on sales volume) and on effective receipts from customers in each period. The amounts and forms of contracting these services are the same as those practiced by companies that operate in the property market. The amount paid for these services during the quarter was R$ 3,309 (March 31, 2003 - R$ 2,526).

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

In this quarter, the company disbursed R$ 364 (March 31, 2003 - R$ 104) referring to services related to the maintenance of its commercial developments rendered by companies related to Brazil Realty Group and Cyrela.

11 Deferred Results on Sales of Properties

	Parent company		Consolidated	
	06/2003	03/2003	06/2003	03/2003
Deferred sales revenue	12,608	14,858	97,541	97,139
Deferred cost of sales	(8,993)	(12,747)	(57,136)	(57,839)
Deferred commercial expenses	(569)	(669)	(2,188)	(1,781)
Deferred results	3,046	1,442	38,217	37,519

12 Provision for Contingencies

This provision refers to lawsuits still in process related to questionings of the following taxes:

	Parent company		Consolidated	
	06/2003	03/2003	06/2003	03/2003
COFINS on sale of properties (ii)	-	6,896	-	6,896
Total offset of tax losses (financial charges)	3,930	4,926	3,929	4,926
Expansion of the PIS (i) and COFINS calculation basis	3,078	2,198	3,078	2,198
COFINS and CSL (iii) in companies without employees	-	-	6,530	6,315
	7,008	14,020	13,537	20,335

(i) PIS - Social Integration Program (PIS).
(ii) COFINS – Social Contribution on Revenues.
(iii) CSL - Social Contribution on Net Income.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

In the quarter ended March 31, 2003 the courts revoked the injunction obtained in prior years relating to the calculation of COFINS on income from the sale of properties; as a result part of the amounts due was offset in the quarter ended March 31, 2003 and the remaining balance was also offset in this quarter using tax credits of the same type, which had been included in current assets under Taxes recoverable.

13 Income Tax and Social Contribution

A – Deferred charges

Deferred income tax and social contribution were calculated in accordance with the criteria mentioned in Note 2(e), and may be summarized as follows:

	Parent company		Consolidated	
	06/2003	03/2003	06/2003	03/2003
Assets:				
On tax losses (i)	7,621	8,199	7,620	8,199
On difference between revenue taxed on the cash basis and the amount recorded on the accrual basis- percentage of completion of developments (iii)	-	-	1,003	504
	7,621	8,199	8,623	8,703
Liabilities:				
On difference between revenue taxed on the cash basis and the accrual basis – percentage of completion of developments (iii)	(7,621)	(8,199)	(8,075)	(9,249)
	(7,621)	(8,199)	(8,075)	(9,249)
Net amount of income tax and Social contribution:	-	-	548	(546)
Credit (charge) to results of income tax and social contribution:	-	-	1,094	65

The parent company records deferred income tax and social contribution arising from tax losses in amounts equivalent to that of the deferred tax liabilities arising from the difference between income recorded on the cash basis and on the accrual basis.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Considering the present context of the parent company's operations, which mainly comprise participations in other companies, no deferred tax assets were set up on the remaining balances of tax losses, as well as temporarily non-deductible expenses primarily provisions for contingencies, which will become deductible upon final judgement of the legal processes.

B – For the period

The parent company does not have taxable income for the period. Also, it has the following balances at March 31, 2003 to be offset, deducted or added to future taxable income:

(i) Income tax losses and social contribution losses of R$ 28,966 and R$ 31,393 (March 31, 2003 - R$ 31,916 and R$ 34,215), respectively.
(ii) Temporarily non-deductible expenses for income tax and social contribution in the amounts of R$ 11,759 and R$ 9,333 (March 31, 2003 - R$ 24,409 and R$ 22,110), respectively, mainly comprising provisions for tax contingencies, which will become deductible upon final judgement of the legal processes.
(iii) Difference between income taxed on the cash basis and on the accrual basis (percentage of completion of developments), of R$ 22,414 (March 31, 2003 - R$ 24,114), the taxation of which occurs in the average term of five years, on receipt of sales and conclusion of the construction.

As mentioned in Note 2 (e), the charges for income tax and social contribution on net income are calculated by subsidiary and associated companies mainly on the presumed profits tax system, based on revenue. Income tax was calculated at the rate of 15% on taxable income plus a 10% surcharge, when applicable, and the social contribution at the rate of 9%.

14 Stockholders' Equity

(a) Capital

Capital comprises 79,780,800 registered nominative shares, with no nominal value, of which 38,500,000 are common and 41,280,800 preferred shares.

The Board of Directors is authorized to increase capital, without a general meeting or amendment to the by-laws, up to the limit of 140,000,000 shares.

Preferred shares are non-voting but have priority in the payment of dividends and capital reimbursement and receive dividends 10% higher than common shares.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(b) Treasury shares

3,000 preferred shares purchased in this quarter are held in treasury. These shares were quoted at R$ 3.98 each at June 30, 2003. (R$ 3.00 at March 31, 2003).

(c) Appropriation of net income for the year

Net income for the year, after offsets and deductions prescribed by law and in conformity with the by-laws, is appropriated as follows:

- 5% to the legal reserve, until it reaches 20% of paid-up capital.
- 25% of the balance, after the legal reserve transfer, to be used for payment of the obligatory minimum dividend to all stockholders.
- Formation of a profits retention reserve based on company budgets to finance additional investments in fixed and working capital and expansion of activities, which can be formed with up to 100% of the remaining net income after the legal and statutory appropriations, but may not exceed paid-up capital. The capital budget approved at the General Meeting that approved the financial statements for the year ended December 31, 2002, includes the launching and development of new ventures with an average duration of 3 years, based on projections and physical/financial schedules for each project.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The calculation of proposed dividends related to 2002, approved at the General Meeting of April 11, 2003 and paid during the quarter, is as follows:

	Parent company
	2002
Net income for the year	47,438
Constitution of legal reserve	(2,372)
Calculation basis	45,066
Statutory minimum dividend - %	25
Obligatory minimum dividend payable	11,267

Dividends per share are as follows:

Share type	Number of shares	Shares with right to dividends	Dividends to be distributed	Dividends per thousand shares - whole reais
Preferred	41,280,800	41,280,800	6,097	147.69
Common	38,500,000	38,500,000	5,170	134.27
	79,780,800	79,780,800	11,267	

15 Benefits

The company does not have private pension plans for employees but makes monthly contributions based on the payroll to retirement funds and the official social security program, which are recorded as expenses on the accrual basis of accounting.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The company has statutory authorization to grant stock options to its managers, employees and service providers, according to Attachment II to the Minutes of the Ordinary and Extraordinary General Meetings held on April 30, 1999. Up to June 30, 2003 no granted stock options had been exercised.

16 Financial Instruments

The parent company participates in transactions involving financial instruments, all recorded in balance sheet accounts, to meet its needs and to reduce exposure to market, currency and interest rate risks. Management of these risks is effected by defining strategies, establishing control systems and determining position limits.

Consideration on risks:

Credit risk: is evaluated as practically zero since the receivables are collateralized by its own products which may be recovered in case of default.

Currency risk: as mentioned in Note 9, the parent company has loans in foreign currency of US$ 20,145 thousand, and as mentioned in Note 3, assets totaled the equivalent of US$ 24,681 thousand (March 31, 2003 - US$ 24,117).

Interest rate risk: As mentioned in Note 9, a significant portion of loans and financing was contracted by the parent company in foreign currency with fixed interest of 10.05% per annum, not subject to fluctuations in interest rates. The interest rates on financial investments are mentioned in Note 3. Also, as mentioned in Note 10, a significant portion of balances with related companies is not subject to interest.

17 Valuation of Financial Instruments

The main financial assets and liabilities of the parent company at June 30, 2003 are described below, as well as the criteria for valuation:

Cash and banks (Note 3): the market value of these assets does not differ significantly from the amounts presented in the financial statements. The contractual rates reflect usual market conditions.

Marketable securities (Note 4): the book value of the investment in Fundo Financial Center de Investimento Imobiliário totals R$ 2,265 and the market value R$ 3,422, representing a 51.08% variation in relation to its book value.

(All amounts in thousands of reais unless otherwise indicated)

Investments in subsidiary and associated companies (Note 7): the market value of property investment funds, based on closing market quotations, may be summarized as follows; for other investments in subsidiary and associated companies there is no quotation in the stock exchange and, accordingly, there is no sufficient support to estimate their market value:

Fund	Book value	Market value	Variation %
Centro Têxtil Internacional	21,385	24,824	16.08
ABC Plaza Shopping	10,966	26,485	141.52
JK de Inv. Imobiliário	8,362	11,234	34.35
Basílio Machado de Inv. Imobiliário	6,854	11,710	70.85
Total	47,567	74,253	

Loans and financing – The conditions and terms of loans and financing obtained are mentioned in Note 9.

18 Insurance

The company and its subsidiary and associated companies have civil responsibility insurance related to involuntary personal damages to third parties and material damage to tangible assets, as well as coverage for fire, lightning, electrical damages, natural phenomena or gas explosion risks at insured properties. Coverage is considered sufficient by management for eventual risks related to the assets and/or responsibilities.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

05.01 – Comments on Company Performance during the Quarter

The company's operations and those of its subsidiary and associated companies consist of the development of residential and commercial properties, rentals of commercial properties, holdings in other companies as shareholder or quotaholder and participation in property investment funds.

Consequently, in order to provide a better analysis of its businesses and results, the comments on company performance must be evaluated on a consolidated basis. Accordingly, the consolidated comments are presented in Comments on Consolidated Performance during the Quarter.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

06.01 – Consolidated Balance Sheet - Assets (in thousands of reais)

1 – Code	2 – Description	3 – 6/30/2003	4 – 3/31/2003
1	Total assets	564,290	569,924
1.01	Current assets	404,193	408,847
1.01.01	Cash and banks	119,956	128,270
1.01.01.01	Bank current accounts	2,737	769
1.01.01.02	*Financial investments*	117,219	127,501
1.01.02	Receivables	92,131	103,622
1.01.02.01	Advances to third parties	61	107
1.01.02.02	Taxes recoverable	9,772	15,330
1.01.02.05	Accounts receivable	72,215	80,620
1.01.02.07	Marketable Securities	2,265	2,265
1.01.02.20	Other	7,818	5,300
1.01.03	Inventories	192,106	176,955
1.01.03.01	*Properties concluded*	13,058	10,258
1.01.03.02	Properties under construction	79,928	78,612
1.01.03.03	Land	99,120	88,085
1.01.04	Other	0	0
1.02	Long-term receivables	88,633	89,163
1.02.01	Sundry receivables	76,517	80,460
1.02.01.01	Accounts receivable	76,500	80,443
1.02.01.20	Other	17	17
1.02.02	Receivables from related companies	3,493	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	0	0
1.02.02.03	Other related companies	0	0
1.02.03	Other	8,623	8,703
1.02.03.01	Deferred income tax and social contribution	8,623	8,703
1.03	Permanent assets	71,464	71,914
1.03.01	Investments	1,527	1,655
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiary companies	1,527	1,655
1.03.01.02.01	Investments valued on the equity method	0	0
1.03.01.02.02	*Participation in funds*	1,527	1,655
1.03.01.03	Other investments	0	0
1.03.02	Property and equipment	69,798	70,117
1.03.02.01	Property and equipment, net	69,798	70,117
1.03.03	Deferred charges	139	142
1.03.03.01	Net pre-operating expenses	139	142

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

Unaudited
Corporate Legislation
June 30, 2003

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

06.02 – Consolidated Balance Sheet - Liabilities and Stockholders' Equity (in thousands of reais)

1 – Code	2 – Description	3 – 6/30/2003	4 – 3/31/2003
2	Total liabilities and stockholders' equity	564,290	569,924
2.01	Current liabilities	125,704	119,897
2.01.01	Loans and financing	29,156	25,233
2.01.02	Debentures	0	0
2.01.03	Suppliers	12,127	6,345
2.01.04	Taxes, charges and contributions	3,271	3,650
2.01.05	Dividends payable	0	10,713
2.01.06	Provisions	32,537	32,341
2.01.06.01	Estimated costs to complete projects	31,109	31,303
2.01.06.02	Provision for 13th month salary and vacation pay	236	234
2.01.06.03	Provision for income tax and social contribution	1,192	804
2.01.07	Payables to related companies	41,579	33,318
2.01.07.01	Other related companies	3,493	0
2.01.07.02	Current accounts with development partners	29,063	28,112
2.01.07.03	Advances from customers	9,023	5,206
2.01.08	Other	7,034	8,297
2.01.08.04	Other	7,034	8,297
2.02	Long-term liabilities	102,507	119,884
2.02.01	Loans and financing	57,872	67,548
2.02.01.03	Local loans and financing	16	16
2.02.01.04	Foreign loans – Fixed Rate	57,856	67,532
2.02.02	Debentures	0	0
2.02.03	Provisions	39,095	47,666
2.02.03.03	Estimated costs to complete projects	17,483	18,082
2.02.03.04	Provision for tax contingencies	13,537	20,335
2.02.03.05	Deferred income tax and social contribution	8,075	9,249
2.02.04	Payables to related companies	313	285
2.02.05	Other	5,227	4,385
2.03	Deferred income	39,004	38,434
2.03.01	Deferred results on sales of properties	38,217	37,519
2.03.02	Other	787	915
2.04	Minority interest	9,937	6,586
2.05	Stockholders' equity	287,138	285,123
2.05.01	Paid-up capital	163,566	163,566
2.05.02	Capital reserves	(11)	0
2.05.02.01	Treasury shares	(11)	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	108,272	108,272
2.05.04.01	Legal	10,951	10,951
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profits retention	0	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

06.02 – Consolidated Balance Sheet - Liabilities and Stockholders' Equity (in thousands of reais)

1 – Code	2 – Description	3 – 6/30/2003	4 – 3/31/2003
2.05.04.06	Special reserve for dividends not distributed	0	0
2.05.04.07	Other	97,321	97,321
2.05.04.07.01	Profits retention	97,321	97,321
2.05.04.07.02	Treasury shares	0	0
2.05.05	Retained earnings	15,311	13,285

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

07.01 – Consolidated Statement of Income (in thousands of reais)

1 – Code	2 – Description	3 - 4.1.2003 to 6.30.2003	4 - 1.1.2003 to 6.30.2003	5 - 4.1.2002 to 6.30.2002	6 - 1.1.2002 to 6.30.2002
3.01	Gross sales and/or services	29,893	60,844	35,281	73,937
3.01.01	Sale of properties	24,702	51,170	30,513	64,621
3.01.02	Resale of properties	0	7	18	18
3.01.03	Rent of properties	4,591	8,650	2,908	5,782
3.01.04	Services rendered	588	998	202	722
3.01.05	Right of use	12	19	1,640	2,794
3.02	Deductions from gross sales and services	(1,009)	(2,215)	260	(2,299)
3.03	Net sales and/or services	28,884	58,629	35,541	71,638
3.04	Cost of sales and/or services	(16,969)	(29,852)	(16,157)	(31,786)
3.04.01	Properties sold	(15,723)	(28,223)	(15,636)	(30,589)
3.04.02	Properties resold	0	0	(17)	(17)
3.04.03	Rented properties	(1,246)	(1,629)	(504)	(1,180)
3.04.04	Right of use	0	0	0	0
3.05	Gross profit	11,915	28,777	19,384	39,852
3.06	Operating (expenses) income	(9,913)	(12,450)	(11,592)	(18,007)
3.06.01	Selling	(3,391)	(5,605)	(3,444)	(6,875)
3.06.02	General and administrative	(5,015)	(8,535)	(5,936)	(8,619)
3.06.02.01	General and administrative	(4,946)	(8,431)	(5,905)	(8,466)
3.06.02.02	Management fees	(69)	(104)	(31)	(153)
3.06.03	Financial	(849)	2,354	(2,173)	(2,404)
3.06.03.01	Financial income	3,997	12,148	1,003	3,748
3.06.03.02	Financial expenses	(4,846)	(9,794)	(3,176)	(6,152)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(658)	(664)	(39)	(109)
3.06.06	Equity in the results of subsidiary and associated companies	0	0	0	0
3.07	Operating profit	2,002	16,327	7,792	21,845
3.08	Non-operating results	0	0	0	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

07.01 – Consolidated Statement of Income (in thousands of reais)

1 – Code	2 – Description	3 - 4.1.2003 to 6.30.2003	4 - 1.1.2003 to 6.30.2003	5 - 4.1.2002 to 6.30.2002	6 - 1.1.2002 to 6.30.2002
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxation/profit sharing	2,002	16,327	7,792	21,845
3.10	Provision for income tax and social contribution	(1,214)	(1,909)	(963)	(2,016)
3.11	Deferred income tax	1,029	1,094	917	1,190
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.14	Minority interest	209	(201)	(1,081)	(3,429)
3.15	Net income for the period	2,026	15,311	6,665	17,590
	Number of shares, excluding treasury (thousand)	79,781	79,781	79,781	79,781
	Net income per share	0.02539	0.19191	0.08354	0.22048
	Loss per share				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

08.01 – Comments on Consolidated Performance during the Quarter
(All amounts in thousands of reais unless otherwise indicated)

In the second quarter of 2003 the net income of Brazil Realty was R$ 2.0 million, with accumulated net income for the six-month period of R$ 15.3 million.

In the property development sector the second quarter of 2003 was marked by a significant fall in demand due to the consumers' uncertainty about the recession, the lack of financing for this market and the high interest rates when any funds are available for the area.

The Federal Savings Bank (Caixa Econômica Federal), the main provider of financing to the market, closed its main sources of financing during the whole first half of the year, reducing the resources available to the final consumer.

Despite these momentary difficulties, Brazil Realty maintained the focus on the residential development sector, while searching for the development of new products with distinctive concepts, of which five ventures were launched in the quarter: Green Philosophy, A Reserva, Grand Garden, Contemporâneo – Moema and Maximum Double Suite. A total of 817 units launched, of which 247 were sold. These launches reflect the Company's confidence in the reheating of the market and the strengthening of the generation of future profit.

During this quarter Brazil Realty purchased two plots of land in São Paulo for later development. Various projects are in course and shall be launched mainly in the second half of 2003.

Results:

During 2001 and 2002 when IRSA, an Argentine company, was among the controlling shareholders of Brazil Realty S.A., the crisis in that country caused a retraction in the investments by IRSA and consequently there were no major acquisitions of land and new developments. Operations were restricted to large construction (commercial offices), which is strongly reflected in the result for this year, mainly in this quarter.

Since the main construction was finished in 2002 and the Company had recognized all its results until that year, because of the percentage of physical progress of the construction and since there were no significant launches, the result for this six-month period decreased significantly and it shall continue to decrease during this year.

Accordingly, comparing the second quarter of 2003 with the same quarter in 2003 we highlight the reduction of R$ 5.8 million in net revenues, since in that quarter important developments were still in course, among them World Class Long Stay, Perdizes Project, Perdizes Privilege, Classique Klabin, Hípica House, Chateau du Parc, among others. All were concluded between the end of that year and the first quarter of this year.

Due to the commercial effort to launch five new developments in this quarter, which demanded significant resources for disclosure and sale, the commercial expenses increased in relation to net revenues for this period, reaching 11.7% against 9.7% for the same 2002 period , since commercial expenses are recognized in the same period in which they occur, regardless of the recognition of the revenue.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

08.01 – Comments on Consolidated Performance during the Quarter
(All amounts in thousands of reais unless otherwise indicated)

General and administrative expenses were R$ 0.9 million lower than the same prior year period. In the first quarter of 2003 we carried out an administrative restructuring to adjust to the new needs of the business at the moment. This restructuring also reflected a decrease in administrative expenses for this quarter when compared to the same prior year period.

Net financial result, if compared to the same 2002 quarter, was better by R$ 1.3 million, a result obtained mainly through investments in Brazilian securities in the foreign market, carried out by the subsidiary company Brazil Realty Serviços e Investimentos Ltd.

MANAGEMENT

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

08.01 – Comments on Consolidated Performance during the Quarter
(All amounts in thousands of reais unless otherwise indicated)

Operational Portfolio at June 30, 2003 - DEVELOPMENTS

DEVELOPMENT (a)	LAUNCH DATE	NUMBER OF UNITS	UNITS SOLD 2nd QUARTER	UNITS SOLD (ACCUM)	% CONSTR. 2nd QUARTER	% CONSTR. (ACCUM.)	HOLDING B. REALTY
THE FIRST	JAN/97	209 (b)	0	209	0.0%	100.0%	25.00%
ITC	AUG/97	560	0	560	0.0%	100.0%	75.00%
CAESAR TOWERS IBIR.	MAR/98	206	0	202	0.0%	100.0%	75.00%
MELIÁ JARDIM EUROPA	MAY/98	322	0	322	0.0%	100.0%	100.00%
COMFORT SUITES OSCAR FREIRE	MAY/98	204	0	197	0.0%	100.0%	75.00%
BELA CINTRA L. STAY	FEB/99	334	0	334	0.0%	100.0%	22.50%
PIAZZA DELLO SPORT	APR/99	316	0	316	0.0%	100.0%	13.50% (c)
PLACE VENDÔME	MAY99	42	0	42	0.2%	100.0%	75.00%
CLASSIQUE KLABIN	MAY/99	88	0	88	0.1%	100.0%	100.00%
WORLD CLASS L. STAY	JUN/99	276	0	276	0.4%	100.0%	55.50%
MELIÁ CAMPINAS	FEB/00	308	0	297	2.51%	99.51%	50.00%
HIPICA HOUSE	MAR/00	80	0	80	0.40%	100.0%	37.50%
CHATEAU DU PARC	MAR/00	42	0	42	1.00%	100.0%	50.00%
IPIRANGA PREMIUM	APR/00	208	0	207	4.82%	99.32%	50.00%
PERDIZES PROJECT	APR/00	88	0	88	0.0%	100.0%	75.00%
PERDIZES PRIVILEGE	JUL/00	42	0	42	0.0%	100.0%	75.00%
ABC IBIS E MERCURI	SEP/00	306	27	282	15.45%	79.65%	18.50%
CHATEAU DE TOCQUEVILLE	FEB/01	19	0	19	13.71%	51.11%	50.00%
LES JARDINS	MAY/01	192	0	179	20.01%	73.21%	25.00%
FLORES DO CAMPO	JUL/01	34	0	34	6.90%	97.60%	50.00%
HÍPICA BOULEVARD	JUL/01	33 (g)	1	29	17.66%	47.66%	33.25%
CAESAR B. BOTAFOGO (RJ)	JUL/01	110 (e)	0	110	12.43%	91.63%	28.50%
BOTAFOGO SPAZIO (RJ)	AUG/01	47 (f)	0	47	16.95%	83.35%	33.878%
PLACE DE LA CONCORDE (SP)	NOV/01	64	5	58	8.69%	23.69%	33.25%
VILLAGIO DE LA HIPICA (SP)	NOV/01	22 (h)	0	21	24.98%	41.48%	33.25%
HOME STAY PAULISTANO	SEP/01	187 (d)	0	187	8.34%	25.54%	48.75%
CHATEAU DE BLOIS	APR/02	27	3	22	9.21%	15.41%	23.75%
JARDIM DO PARQUE	MAY/02	84	0	56	5.86%	7.46%	17.00%
LAGAO PRIIVILEGE	MAY/02	18	0	8	6.83%	20.13%	28.50%
HABITAT URCA	MAY/02	75(i)	0	75	7.69%	22.69%	1.00%
CONTEMPORÂNEO	SEP/02	58(j)	1	43	0.53%	2.33%	55.00%
HABITAT CAMBUÍ	AUG/02	112	0	64	2.14%	7.04%	25.00%

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

08.01 – Comments on Consolidated Performance during the Quarter
(All amounts in thousands of reais unless otherwise indicated)

DEVELOPMENT (a)	LAUNCH DATE	NUMBER OF UNITS	UNITS SOLD 2nd QUARTER	UNITS SOLD (ACCUM)	% CONSTR. 2nd QUARTER	% CONSTR. (ACCUM.)	HOLDING B. REALTY
PLACE MAGNOLIA	JUN/02	36	6	23	3.57%	6.77%	25.00%
CHATEAU DE BELCASTEL	MAY/02	23	0	9	6.95%	8.95%	48.75%
L'ESPACE	OCT/01	44	2	22	16.70%	100.0%	25.0%
VERT SUPREME	JAN/02	13	0	13	10.18%	15.18%	50.0%
CAMBUÍ PRIVILEGE	NOV/02	62	1	8	0.0%	0.0%	25.0%
SOLARIS	NOV/02	156	8	74	0.0%	0.0%	25.0%
VILLAGE BROOKLIN	NOV/02	19	3	4	0.0%	0.0%	75.0%
MANDARIM	FEB/02	388 (l)	29	217	1.25	1.31	56.25%
A RESERVA	APR/03	264	169	169	0.0%	0.0%	25.00%
GRAND GARDEN	MAR/03	324	73	73	0.0%	0.0%	25.00%
GREEN PHILOSOPHY	JUN/03	148	1	1	0.0%	0.0%	26.25%
CONTEMPORÂNEO - MOEMA	JUN/03	39	0	0	0.0%	0.0%	73.75%
MAXIMUM DOUBLE SUITE	JUN/03	42	4	4	0.0%	0.0%	21.25%

(a) Does not include the Mondrian, Le Grand Klabin, Royal Klabin, The World, Universe and The Excellence properties, which were totally sold and with construction complete before the beginning of the quarter.
(b) Of the 220 original units, 11 were for common use and are no longer available for sale
(c) Brazil Realty participates with 13.5% of Gross Revenue of this development.
(d) 63 units of the 187 original have been exchanged for land.
(e) 7 of the 117 original units have been exchanged for land.
(f) 1 of the 48 original units has been exchanged for land.
(g) 9 of the 42 original units have been exchanged for land.
(h) 6 of the 28 original units have been exchanged for land.
(i) 37 of the 112 original units have been exchanged for land.
(j) 10 of the 68 original units have been exchanged for land.
(l) 64 units of the original 338 units have been exchanged for land.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

08.01 – Comments on Consolidated Performance during the Quarter
(All amounts in thousands of reais unless otherwise indicated)

Operational Portfolio at June 30, 2003 - LARGE CONSTRUCTION

OFFICES COMPLETED	ACQUISITION DATE.	TOTAL AREA(M²)	% RENTED AT JUNE 30, 2003	RENTAL R$/m²/MONTH	HOLDING B. REALTY
NOVA SÃO PAULO	DEC/94	12,485	100.0%	34.4	100.00%
COND. VERBO DIVINO	OCT/96	8,403	75%	27.2	100.00%
CENESP	OCT/97	2,844	100%	22.2	100.00%
BRASÍLIO MACHADO	JUN/97	10,585	78.3%	32.7	50.00%
BRASILINVEST	MAR/98	2,923	100%	45.7	100.00%
GARAGEM	APR/97	2,390	NA	0.42 (a)	100.00%
FARIA LIMA FIN. CENTER	OCT/97	6,914	56.3%	62.3	47.96%
CORPORATE PARK	JUL/99	4,510	100%	51.5	41.25%
ABC OFFICE	SEP/98	5,572	88.6%	25.93	20.40%

OFFICES UNDER DEVELOPMENT	ACQUISITION DATE.	LAND (M²)	ABL (M²)	DELIVERY CONSTRUCTION	% CONSTR. (ACCUM.)	HOLDING. B. REALTY
FARIA LIMA SQUARE	MAY/01	4,825	18,000	JUL/05	5.6%	12.544%
AV JK 1455	JUL/00	5,257	20,197	JUL/05	12.6%	53.92%

SHOPPING CENTERS	INAUGURATION DATE	ABL (m²)	HOLDING (b)
ITM / CTI	JUN/96	5,185	36.41%
PAVILHÃO DE FEIRAS	JUL/98	39,245	36.41%
ABC PLAZA SHOPPING(with expansion) (c)	SEP/97	32,765	20.40%
AVENIDA INDUSTRIAL (JK)	NOV/99	23,551	34.00%

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

08.01 – Comments on Consolidated Performance during the Quarter
(All amounts in thousands of reais unless otherwise indicated)

Stock of Lands at June 30, 2003

LAND	ACQUISITION DATE	Area (m^2)	PROBABLE USE	HOLDING. B. REALTY
CANINDÉ (D2)	JUL/99	29,167	MIXED USE	22.50%
JACU PÊSSEGO	JUL/97	48,400	SHOPPING CENTER	100%
PANAMBY (Lt 1)	MAR/02	11,374	RESIDENTIAL	52.5%
PANAMBY (Lt 3B)	MAR/02	5,722	RESIDENTIAL	52.5%
PANAMBY (Lt 3C)	MAY/02	5,722	RESIDENTIAL	52.5%
PANAMBY (Lt 23)	MAR/02	4,791	RESIDENTIAL	21.25%
AV DA AMÉRICAS -Galdeano (Rio de Janeiro)	APR/02	90,000	RESIDENTIAL	75%
JOAQUIM MACEDO (São Paulo) - GALLI	SEP/02	2,295	RESIDENTIAL	50%
BONI	AUG/00	110,000	RESIDENTIAL	50%
LAUREANO FERNANDES	DEC/02	24,496	RESIDENTIAL	50%
RUA DO RÓCIO	DEC/02	6,399	RESIDENTIAL	25%
JARDIM GUEDALA	JAN/03	36,190	RESIDENTIAL	50%
PENSILVÂNIA	MAR/03	18,038	RESIDENTIAL	50%
FREIRE DE ANDRADE	MAY/03	1,860	RESIDENTIAL	50%
RUA DA MOÓCA	APR/03	4,286	RESIDENTIAL	50%

(a) – Based on a rental of R$ 1,000 monthly.
(b) – Holding in the development. Brazil Realty holds 48.55% of F.I.I. which controls ITM/CT.
(c) – Expansion (Phase 3) of Shopping ABC was inaugurated in October 2001.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

09.01 – INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 – ITEM	2 – NAME OF COMPANY	3 – NATIONAL CORPORATE TAXPAYERS' REGISTRY – CNPJ	4 - CLASSIFICATION	5 - % PARTICIPATION IN THE CAPITAL OF THE INVESTEE	6 - % OF NET EQUITY OF THE INVESTOR
7 – TYPE OF COMPANY		8 – NUMBER OF SHARES IN THE CURRENT QUARTER (Thousand)		9 – NUMBER OF SHARES IN THE PRIOR QUARTER (Thousand)	
01	BRAZIL REALTY SERVIÇOS E INVESTIMENTOS LTD	/ -	PRIVATELY-HELD SUBSIDIARY	99.99	23.59
COMMERCIAL, INDUSTRIAL AND OTHER			1,261,835		1,261,835
02	MILLENNIUM DE INVESTIMENTOS IMOBILIÁRIOS LTDA.	03.355.044/0001-22	PRIVATELY-HELD SUBSIDIARY	99.99	11.15
COMMERCIAL, INDUSTRIAL AND OTHER			15,033,573		15,033,573

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

17.01 - Report on Limited Review – Without Exception

REPORT OF INDEPENDENT ACCOUNTANTS ON THE LIMITED REVIEW OF QUARTERLY INFORMATION

August 14, 2003

To the Board of Directors and Stockholders
Brazil Realty S.A. Empreendimentos e Participações

1 We have carried out limited reviews of the Quarterly Information (ITR) of Brazil Realty S.A. Empreendimentos e Participações for the quarters and six-month periods ended June 30 and March 31, 2003 and June 30, 2002. This information is the responsibility of Company management.

2 Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effect on the Company's financial position and operations.

3 Based on our limited reviews, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Celso Luiz Malimpensa
Partner
Contador CRC 1SP159531/O-0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

CONTENTS